ORRICK, HERRINGTON & SUTCLIFFE LLP 1000 Marsh Road Menlo Park, CA 94025 tel 650-614-7400 fax 650-614-7401 www.orrick.com

Lowell D. Ness
(650) 614-7455
lness@orrick.com
January 26, 2009
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549
Re:	VirnetX Holding Corporation (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-153645
Dear Ms. Jacobs,
In connection with today’s filing of Amendment No. 8 to the Registration Statement, a marked copy of the Registration Statement, which shows all changes made since the filing of Amendment No. 7 to the Registration Statement on January 16, 2009, has been provided to you under separate cover. The changes have been made largely as a result of the reduction in the size of the offering in light of the current difficult capital market conditions. The changes reflect a revision to the number of shares and associated warrants being sold pursuant to the Registration Statement and a change to the assumed public offering price. The changes to the Registration Statement are confined to the fee table on the cover page of the Registration Statement and, in the Prospectus, the offering summary, the use of proceeds, the description of securities, the disclosure relating to the Company’s cash position and liquidity contained in the risk factors and the MD&A, and underwriting. Conforming changes have also been made to Item 14 in Part II of the Registration Statement. The revisions to the fee table stem from discussions had by DLA Piper (US), underwriter’s counsel, with Mr. Biles and Mr. Buchanan in the Financial Industry Regulatory Authority’s Corporate Financing Department and are intended to conform the proposed maximum aggregate offering amount reflected in the fee table to the reduced offering size, which, the Company has been informed, will greatly facilitate the Department’s issuance of its non-objection opinion with respect to the underwriting arrangements.
Although the size of the offering has decreased since the filing of Amendment No. 7 to the Registration Statement, the Company’s intended use of proceeds from the offering has not changed. However, as these changes do affect the expected net proceeds from the offering, the Company has accordingly revised the number of months for which it may have sufficient liquidity to pursue its operations, in conformity with Comment No. 2 in the Staff’s comment letter dated January 13, 2009.
Should you have any questions, please contact me at (650) 714-7455.

January 26, 2009
VirnetX Holding Corporation

Thank you in advance for your continued assistance with this offering.
Very truly yours,

/s/ Lowell D. Ness
Lowell D. Ness
Orrick, Herrington & Sutcliffe LLP
cc: Kendall Larsen (VirnetX Holding Corporation)
      Christopher C. Paci (DLA Piper LLP (US))
/Enclosures/

2